

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2012

<u>Via E-mail</u>
Gary L. Whitlock
President and Manager
CenterPoint Energy Transition Bond Company II, LLC
1111 Louisiana, Suite 4655B
Houston, Texas 77002

> **Re:** **CenterPoint Energy Transition Bond Company II, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 27, 2012**
> **File No. 333-121505**

Dear Mr. Whitlock:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief